FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Regalito Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X  Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REGALITO COPPER CORP.

"Robert Pirooz"

Dated:

July 6, 2005

By:  ______________________________

Name:

Robert Pirooz

Title:

Chief Executive Officer

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Regalito Copper Corp. (the "Company")

1550 - 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

Jul 5, 2005

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on Jul 5, 2005 at Vancouver, British Columbia and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Regalito Copper Corp announced that it has received excellent interim results from the Regalito property tall column metallurgical test program currently underway at SGS Lakefield's laboratory in Santiago, Chile.  The tall column program is comprised of 19 column tests evaluating material collected from 8 large diameter core holes that were drilled across the deposit to provide a representative sample base.  Results to date indicate that the test material is leaching faster and consuming less acid than the typical secondary sulphide under bacterial assisted acid leach.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced that it has received excellent interim results from the Regalito property tall column metallurgical test program currently underway at SGS Lakefield's laboratory in Santiago, Chile.  The tall column program is comprised of 19 column tests evaluating material collected from 8 large diameter core holes that were drilled across the deposit to provide a representative sample base.  Results to date indicate that the test material is leaching faster and consuming less acid than the typical secondary sulphide under bacterial assisted acid leach.

The metallurgical test program is split between 11 column tests that are evaluating the leach characteristics of the mineral zones and rock types found at Regalito and 8 column tests to evaluate changes in operating conditions such as crush size, column height and irrigation rates. The following table summarizes the results for the first 2 months of the planned 9 month test program, for the 11 column tests that are evaluating the leach characteristics of ore material from different parts of the deposit. The results from the 8 additional column tests are consistent with, and supportive of, the results from the 11 characteristic column tests.

1550-625 Howe Street, Vancouver, B.C.  Canada  V6C 2T6

tel. 604.687-0407  Fax.  604.687-7041

Zone	# of columns	Cu "total" recovery,(3)%	Cu "recoverable" Recovery,(4)%	Leachability,(5)%	Acid Consumption,(6)kg/t
Overall	11	53.9	64.9	81.6	-0.39
Oxide(1)	1	83.0	93.1	89.2	-4.90
Mixed (Oxide + Secondary Sulphides)(2)	3	65.6	80.9	81.2	0.10
Secondary Sulphides	7	44.6	55.4	80.7	0.05

(1)

Oxide is classified as material containing >80% acid soluble copper.

(2)

Mixed is classified as material containing >30% but < 80% acid soluble copper.

(3)

"total" recovery is measured against the total amount of copper in the sample.

(4)

"recoverable" recovery is measured against the leachable amount of copper in the sample.

(5)

Leachability is the percentage of the sample comprising leachable copper, which is the sum of the acid soluble copper and cyanide soluble copper (cyanide is used as an indicator of the potential for dissolution of secondary sulphides by bacterial leaching).

(6)

Negative acid consumption refers to acid generation.

The typical copper leaching operation achieves 75-80% copper "total" recovery from oxide material in approximately 50-100 days and 70-80% "total" copper recovery from sulphide material in 250-600 days.  In addition leaching operations typically consume approximately 10 kg of acid/ton of ore.  Based upon the interim results and these "rules of thumb", a copper leaching operation at Regalito should achieve acid consumption rates that are less than the typical leaching operation.

The leach testing is being conducted under the following general testing parameters:

*Crush Size:

P80 < 12.7 mm

*Temperature:

            19oC

*Aeration:

0.15m3/hr/m2

*Solution Application Rate:

6 l/hr/m2

*Column Height:

            6 meters

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Office:

CEO

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 6th day of July, 2005.

"Signed"

Robert Pirooz CEO

NEWS RELEASE

AMEX / TSX: RLO

“July 5 -2005”	NR:05-01

REGALITO RECEIVES EXCELLENT INTERIM RESULTS FROM ITS ONGOING REGALITO PROPERTY METALLURGICAL PROGRAM

Vancouver, British Columbia – Regalito Copper Corp is pleased to announce that it has received excellent interim results from the Regalito property tall column metallurgical test program currently underway at SGS Lakefield’s laboratory in Santiago, Chile.  The tall column program is comprised of 19 column tests evaluating material collected from 8 large diameter core holes that were drilled across the deposit to provide a representative sample base.  Results to date indicate that the test material is leaching faster and consuming less acid than the typical secondary sulphide under bacterial assisted acid leach.

The metallurgical test program is split between 11 column tests that are evaluating the leach characteristics of the mineral zones and rock types found at Regalito and 8 column tests to evaluate changes in operating conditions such as crush size, column height and irrigation rates. The following table summarizes the results for the first 2 months of the planned 9 month test program, for the 11 column tests that are evaluating the leach characteristics of ore material from different parts of the deposit. The results from the 8 additional column tests are consistent with, and supportive of, the results from the 11 characteristic column tests.

Zone	# of columns	Cu “total” recovery,(3)%	Cu “recoverable” Recovery,(4)%	Leachability,(5)%	Acid Consumption,(6)kg/t
Overall	11	53.9	64.9	81.6	-0.39
Oxide(1)	1	83.0	93.1	89.2	-4.90
Mixed (Oxide + Secondary Sulphides)(2)	3	65.6	80.9	81.2	0.10
Secondary Sulphides	7	44.6	55.4	80.7	0.05

(1)

Oxide is classified as material containing >80% acid soluble copper.

(2)

Mixed is classified as material containing >30% but < 80% acid soluble copper.

(3)

“total” recovery is measured against the total amount of copper in the sample.

(4)

“recoverable” recovery is measured against the leachable amount of copper in the sample.

(5)

Leachability is the percentage of the sample comprising leachable copper, which is the sum of the acid soluble copper and cyanide soluble copper (cyanide is used as an indicator of the potential for dissolution of secondary sulphides by bacterial leaching).

(6)

Negative acid consumption refers to acid generation.

Roger Kelley, metallurgical consultant to the Company and former Chief Metallurgist for Anglo American Plc. (South America) said, “These results are very encouraging in terms of leach kinetics and low acid consumptions.  These favorable results will have a positive effect on the economics of a leach operation at Regalito.

The typical copper leaching operation achieves 75-80% copper “total” recovery from oxide material in approximately 50-100 days and 70-80% “total” copper recovery from sulphide material in 250-600 days.  In addition leaching operations typically consume approximately 10 kg of acid/ton of ore1.  Based upon the interim results and these “rules of thumb”, a copper

1 “Copper Hydrometallurgy – Current Status, Preliminary Economics, Future Economics and Positioning versus Smelting,” John Peacey et al, Hatch Associates Ltd.

1550 - 625 Howe Street      Vancouver     BC     Canada      V6C 2T6

info@regalitocopper.com      www.regalitocopper.com     T: 604 687 0407    F: 604 687 7041

AMEX / TSX: RLO

leaching operation at Regalito should achieve acid consumption rates that are less than the typical leaching operation.

  The leach testing is being conducted under the following general testing parameters:

*Crush Size:

P80 < 12.7 mm

*Temperature:

19oC

*Aeration:

0.15m3/hr/m2

*Solution Application Rate:

6 l/hr/m2

*Column Height:

            6 meters

Mr. Roger Kelley, B.Sc. (Chem.Eng), a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the content of this news release.

1

REGALITO COPPER CORP	For further information contact:
David Strang, President
Signed: “David Strang”	dstrang@regalitocopper.com
tel: + 604 687 0407
David Strang, President	fax: + 604 687 7401

CAUTION REGARDING FORWARD LOOKING STATEMENTS:

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of copper, gold and molybdenum, the timing and amount of future production, metallurgical recoveries, costs of production, reserve and resource determination and reserve conversion rates, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks relating to the integration of acquisitions, risk relating to international operations, risks relating to joint-venture operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project and exploration parameters as plans continue to be refined, future prices of copper, gold and molybdenum, as well as those factors discussed in the section entitled “Risk Factors” in the Form 20-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

1550 - 625 Howe Street      Vancouver     BC     Canada      V6C 2T6

info@regalitocopper.com      www.regalitocopper.com     T: 604 687 0407    F: 604 687 7041